PRIMERO ANNOUNCES WORK STOPPAGE AT SAN DIMAS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, February 15, 2017 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced that unionized employees at the Company’s San Dimas mine in Mexico have initiated a strike action, resulting in the complete stoppage of mining and milling activities at the site.

Primero received notification from the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana) Sections 21 and 22 of their intention to discontinue work when the parties failed to reach agreement during the negotiation of the Collective Bargaining Agreement (“CBA”).

Primero is not seeking a reduction in individual worker compensation, although the total workforce at San Dimas including contractors will be reduced, a process that has already commenced outside of the CBA negotiations. Primero needs to reduce the scale and complexity of the San Dimas operation in order to increase productivity and return the mine to positive cash flow. Primero’s key focus in these negotiations has been to better align the short-term bonus structure with overall mine-site performance and profitability, and to move the labour force onto a more continuous shift cycle to improve productivity. Primero believes that these are critical changes required at San Dimas to return the operation to profitability.

Negotiations with the San Dimas union have not sufficiently addressed these critical issues, although good progress was made on a number of issues raised by the union. As a result, Primero asked the union to agree to an extension of the negotiation period, which was refused.

Depending on its duration, the strike could have a negative impact on the Company’s 2017 production, and as a result the Company has decided to postpone the release of its formal 2017 production and cost guidance until resolution has been achieved.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814- 2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas; the Company’s annual production guidance; the realization of silver sales at spot prices; the Company’s efforts to optimize its operations and reduce costs in 2017; the Company’s efforts to renegotiate its collective bargaining agreement; the Company’s reduction of San Dimas’ complexity and operations; optimization initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2017; that the Company will be able to optimize its operations and reduce costs for 2017; that the Company will be able to reduce San Dimas’ complexity and operations; that the Company will be able to renegotiate its collective bargaining agreement; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to re-finance or extend its line of credit facility; the optimizing of the Company’s operations and the reduction of costs for 2017 may not provide the benefits anticipated; the Company may not be able to renegotiate its collective bargaining agreement; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.